UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number 001-41225

Vizsla Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 700, 1090 West Georgia Street
Vancouver, BC V6E 3V7
(604)-364-2215
(Address and telephone number of Registrant's principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[  ] Yes  [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[  ]Yes  [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Vizsla Silver Corp. (the "Company", the "Registrant") is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company initially filed the Registration Statement on Form 40-F on January 13, 2022 (SEC file number 001-41225). The Company is filing this Amendment No. 1 to the Registration Statement for the sole purpose of filing exhibits that were too large to be filed with the January 13, 2022 Registration Statement on Form 40-F. No other amendment to the Company's Registration Statement on Form 40-F is being effected hereby.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contain certain information, estimates and projections contained herein, and the Exhibits incorporated by reference herein constitute forward-looking statements regarding the Registrant, its operations and projects, including, but not limited to, the Panuco-Copala Property. All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19") and other risk factors, as discussed in the Exhibits incorporated by reference into this Registration Statement.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Registrant disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.185, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.184 and Exhibit 99.185, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included in the Annual Information Form included as Exhibit 99.65.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2021, information with respect to the Registrant's known contractual obligations (in thousands):

Payments due by period
				Less than				More than
Contractual Obligations		Total		1 year		1-3 years	3-5 years	5 years
Long-Term Debt Obligations		$-		$-		$-	$-	$-
Capital (Finance) Lease Obligations		$-		$-		$-	$-	$-
Operating Lease Obligations	$		$		$		$-	$-
Purchase Obligations		$6,100		$6,100		$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet		$-		$-		$-	$-	$-
Total		$6,100		$6,100	$		$-	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the initial filing of this Registration Statement on Form 40-F, the Registrant filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this registration statement relates..

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer

Date: January 13, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

EXHIBIT	DESCRIPTION

99.1*	News Release dated May 12, 2020

99.2*	News Release dated May 13, 2020

99.3*	Technical Report on the Panuco Silver-Gold Project, dated May 20, 2020

99.4*	Consent of Qualified Person, dated May 20, 2020

99.5*	News Release dated May 21, 2020

99.6*	News Release dated May 27, 2020

99.7*	Material Change Report dated May 27, 2020

99.8*	Underwriting Agreement dated June 2, 2020

99.9*	Qualification Certificate dated June 2, 2020

99.10*	Preliminary Short Form Prospectus dated June 2, 2020

99.11*	Marketing Materials dated June 2, 2020

99.12*	Decision Document dated June 2, 2020

99.13*	News Release dated June 4, 2020

99.14*	Share Purchase Agreement dated June 8, 2020

99.15*	Option Agreement dated June 8, 2020

99.16*	Amendment Adendum to the Date Contract dated June 8, 2020

99.17*	Option Agreement dated June 8, 2020

99.18*	Amendment Adendum to the Date Contract dated June 8, 2020

99.19*	Other Material Contracts dated June 11, 2020

99.20*	Technical Report on the Panuco Silver-Gold Project dated June 15, 2020

99.21*	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated June 15, 2020

99.22*	Short Form Prospectus dated June 15, 2020

99.23*	Consent of Author dated June 15, 2020

99.24*	Consent of Other Legal Counsel dated June 15, 2020

99.25*	Consent Letters of Underwriters Legal Counsel dated June 15, 2020

99.26*	Auditor Consent Letter dated June 15, 2020

99.27*	Decision Document dated June 15, 2020

99.28*	Business Acquisition Report dated June 12, 2020

99.29*	News Release dated June 17, 2020

99.30*	News Release dated June 18, 2020

99.31*	Material Change Report dated June 18, 2020

99.32*	News Release dated June 24, 2020

99.33*	News Release dated June 30, 2020

99.34*	Material Change Report dated June 30, 2020

99.35*	News Release dated July 8, 2020

99.36*	News Release dated July 9, 2020

99.37*	Material Change Report dated July 9, 2020

99.38*	News Release dated July 15, 2020

99.39*	News Release dated July 29, 2020

99.40*	News Release dated July 30, 2020

99.41*	Material Change Report dated July 30, 2020

99.42*	Early Warning Report dated July 30, 2020

99.43*	Underwriting Agreement dated July 30, 2020

99.44*	Warrant Indenture dated July 30, 2020

99.45*	News Release dated August 5, 2020

99.46*	Report of Exempt Distribution dated August 5, 2020

99.47*	News Release dated August 6, 2020

99.48*	News Release dated August 13, 2020

99.49*	News Release dated August 27, 2020

99.50*	Form 13-502F1 Class 1 and Class 3B Reporting Issues dated August 27, 2020

99.51*	Audited Consolidated Financial Statements for the years ended April 30, 2020 and April 30, 2019

99.52*	Form 13-502F1 Class 1 and Class 3B Reporting Issues dated August 27, 2020

99.53*	Management Discussion and Analysis for the years ended April 30, 2020 and April 30, 2019

99.54*	Certification of Annual Filings by CFO dated August 28, 2020

99.55*	Certification of Annual Filings by CEO dated August 28, 2020

99.56*	News Release dated September 3, 2020

99.57*	Unaudited Interim Condensed Consolidated Financial Statements for the period ended July 31, 2020 and July 31, 2019

99.58*	Management Discussion and Analysis for the period ended July 31, 2020 and July 31, 2019

99.59*	Certification of Interim Filings by CFO dated September 29, 2020

99.60*	Certification of Interim Filings by CEO dated September 29, 2020

99.61*	News Release dated October 1, 2020

99.62*	News Release dated October 6, 2020

99.63*	Notice of Meeting and Record Date dated October 9, 2020

99.64*	Form 51-102F6V Statement of Executive Compensation for the year ended April 30, 2020

99.65*	Annual Information Form for the year ended April 30, 2020 dated October 19, 2020

99.66*	Certification of Annual Filings voluntarily filed by CFO dated October 19, 2020

99.67*	Certification of Annual Filings voluntarily filed by CEO dated October 19, 2020

99.68*	Notice of Intent to Qualify dated October 19, 2020

99.69*	News Release dated October 28, 2020

99.70*	Qualification Certificate dated November 6, 2020

99.71*	Preliminary Short Form Base Shelf Prospectus dated November 6, 2020

99.72*	News Release dated November 9, 2020

99.73*	Decision Document dated November 6, 2020

99.74*	Voting Instructions Form dated November 10, 2020

99.75*	Notice of Annual General Meeting of Shareholders dated November 3, 2020

99.76*	Management Information Circular dated November 3, 2020

99.77*	Form of Proxy dated November 10, 2020

99.78*	Unaudited Interim Condensed Consolidated Financial Statements for the three months ended July 31, 2020

99.79*	Certification of Refiled Interim Filings by CFO dated November 23, 2020

99.80*	Certification of Refiled Interim Filings by CEO dated November 23, 2020

99.81*	News Release dated November 25, 2020

99.82*	News Release dated December 1, 2020

99.83*	Final Short Form Prospectus dated December 1, 2020

99.84*	Consent of Qualified Person dated December 1, 2020

99.85*	Consent of Auditor dated December 1, 2020

99.86*	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated December 1, 2020

99.87*	Decision Document dated December 3, 2020

99.88*	News Release dated December 17, 2020

99.89*	Unaudited Interim Condensed Consolidated Financial Statements for the six months ended October 31, 2020

99.90*	Management Discussion and Analysis for the six months ended October 31, 2020

99.91**	Certification of Interim Filings by CFO dated December 18, 2020

99.92**	Certification of Interim Filings by CEO dated December 18, 2020

99.93**	News Release dated January 6, 2021

99.94**	News Release dated January 12, 2021

99.95**	News Release dated January 12, 2021

99.96**	News Release dated January 19, 2021

99.97**	News Release dated January 25, 2021

99.98**	News Release dated January 28, 2021

99.99**	News Release dated February 1, 2021

99.100**	News Release dated February 8, 2021

99.101**	Certificate of Name Change dated February 5, 2021

99.102**	News Release dated February 17, 2021

99.103**	News Release dated March 15, 2021

99.104**	News Release dated March 30, 2021

99.105**	Unaudited Interim Condensed Consolidated Financial Statements for the nine months ended January 31, 2021

99.106**	Management Discussion and Analysis for the nine months ended January 31, 2021

99.107**	Certification of Interim Filings by CFO dated March 30, 2021

99.108**	Certification of Interim Filings by CEO dated March 30, 2021

99.109**	Equity Distribution Agreement dated April 1, 2021

99.110**	Prospectus Supplement dated April 1, 2021

99.111**	Consent Letter of other Legal Counsel dated April 1, 2021

99.112**	Consent of Expert dated April 1, 2021

99.113**	Consent of Underwriter's Legal Counsel dated April 1, 2021

99.114**	Auditors Consent Letter dated April 1, 2021

99.115**	News Release dated April 1, 2021

99.116**	News Release dated April 6, 2021

99.117**	News Release dated April 14, 2021

99.118**	News Release dated April 20, 2021

99.119**	Notice of Special Meeting dated April 20, 2021

99.120**	Material Change Report dated April 27, 2021

99.121**	News Release dated May 12, 2021

99.122**	News Release dated May 19, 2021

99.123**	Letter of Transmittal for Common Shares dated May 19, 2021

99.124**	Notice of Meeting dated May 14, 2021

99.125**	Management Information Circular dated May 14, 2021

99.126**	Form of Proxy dated May 19, 2021

99.127**	Consent of Qualified Person dated May 14, 2021

99.128**	Consent of Qualified Person dated May 14, 2021

99.129**	Consent Letter dated May 19, 2021

99.130**	News Release dated May 25, 2021

99.131**	News Release dated May 26, 2021

99.132**	Prospectus Supplement Offering of Units Term Sheets dated May 26, 2021

99.133**	Material Change Report dated May 27, 2021

99.134**	Underwriting Agreement dated May 28, 2021

99.135**	Prospectus Supplement dated May 28, 2021

99.136**	Consent of Expert dated May 28, 2021

99.137**	Consent of Expert dated May 28, 2021

99.138**	Consent of Expert dated May 28, 2021

99.139**	Consent of other Legal Counsel dated May 28, 2021

99.140**	Consent of Underwriters Legal Counsel dated May 28, 2021

99.141**	Consent from Auditor dated May 28, 2021

99.142**	News Release dated June 3, 2021

99.143**	Warrant Indenture dated June 3, 2021

99.144**	Material Change Report dated June 4, 2021

99.145**	News Release dated June 21, 2021

99.146**	Material Change Report dated June 21, 2021

99.147**	News Release dated June 22, 2021

99.148**	News Release dated July 15, 2021

99.149**	News Release dated July 21, 2021

99.150**	News Release dated July 26, 2021

99.151**	News Release dated July 27, 2021

99.152**	News Release dated July 28, 2021

99.153**	News Release dated August 19, 2021

99.154**	News Release dated August 25, 2021

99.155**	Form 13-502F1 Class 1 and Class 3B Reporting Issuers dated August 25, 2021

99.156**	Audited Consolidated Financial Statements for the years ended April 30, 2021 and April 30, 2020

99.157**	Form 13-502F1 Class 1 and Class 3B Reporting Issuers dated August 25, 2021

99.158**	Management Discussion and Analysis for the year ended April 30, 2021

99.159**	Certification of Annual Filings by CFO dated August 25, 2021

99.160**	Certification of Annual Filings by CEO dated August 25, 2020

99.161**	News Release dated August 26, 2021

99.162**	News Release dated September 2, 2021

99.163**	News Release dated September 14, 2021

99.164**	News Release dated September 20, 2021

99.165**	News Release dated September 24, 2021

99.166**	News Release dated September 24, 2021

99.167**	Notice of Meeting and Record Date dated September 24, 2021

99.168**	Unaudited Interim Condensed Consolidated Financial Statements for the three months ended July 31, 2021

99.169**	Management Discussion and Analysis for the three months ended July 31, 2021

99.170**	Certification of Interim Filings by CFO dated September 29, 2021

99.171**	Certification of Interim Filings by CEO dated September 29, 2021

99.172**	News Release dated October 14, 2021

99.173**	Appoint a Proxy dated October 27, 2021

99.174**	Notice of Meeting dated October 19, 2021

99.175**	Management Information Circular dated October 19, 2021

99.176**	Form of Proxy dated October 27, 2021

99.177**	News Release dated November 3, 2021

99.178**	News Release dated December 8, 2021

99.179**	News Release dated December 16, 2021

99.180**	Unaudited Interim Condensed Consolidated Financial Statements for the six months ended October 31, 2021

99.181**	Management Discussion and Analysis for the six months ended October 31, 2021

99.182**	Certification of Interim Filings by CFO dated December 29, 2021

99.183**	Certification of Interim Filings by CEO dated December 29, 2021

99.184*	Consent of Stewart Harris

99.185*	Consent of MNP LLP

*Previously filed.
**Filed herewith.